NEWS RELEASE

BRIGHTSTAR LOTTERY PLC REPORTS
FIRST QUARTER 2026 RESULTS

•Revenue up on strong Italy performance, positive U.S. sales mix, and foreign currency translation, partially offset by increased service revenue amortization and U.K. transition

•Income from continuing operations of $63 million; Adjusted EBITDA of $287 million rose 15%, or 5% at constant currency, on profit flow-through of higher revenue and operational discipline

•Continued commitment to shareholder returns with over $70 million deployed in Q1'26

•Strong balance sheet and credit profile; reaffirming 2026 revenue and profit outlook

LONDON – May 12, 2026 – Brightstar Lottery PLC (NYSE:BRSL) (“Brightstar” or the "Company") today reported financial results for the first quarter ended March 31, 2026. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“We delivered a solid start to the year, with first-quarter results reflecting the strength of our global portfolio and disciplined execution against our strategic priorities,” said Vince Sadusky, CEO of Brightstar. “We are investing in exciting long-term growth initiatives and returned over $70 million to shareholders in the period, demonstrating the confidence we have in the durability of our cash flows. We’re on track with our multi-year goal of delivering accelerated sales and profit growth that we expect to create compelling, incremental value."

“During the quarter, we continued to deliver OPtiMa cost savings while maintaining a disciplined approach to discretionary spend, carefully balancing cost control against strategic priorities, to sustain our profitable growth trajectory,” said Max Chiara, CFO of Brightstar. “Our balance sheet and credit profile are strong with historically low net debt leverage and manageable near-term debt maturities. The Company’s attractive margin structure and strong cash generation, coupled with access to significant liquidity, provide substantial support for our capital allocation plans.”

Overview of Consolidated First Quarter 2026 Results

	Quarter Ended		Y/Y Change	Constant Currency Change
All amounts from continuing operations	March 31,
	2026	2025
($ in millions, except per share data)
GAAP Financials:
Revenue	587	583	1%	(4%)

Income from continuing operations	63	8	NM
Income from continuing operations margin	10.7%	1.4%

Earnings per share - diluted	$0.20	$(0.11)	NA

Net cash provided by operating activities	165	185	(10%)

Cash and cash equivalents	1,249	631	98%

Non-GAAP Financial Measures:
Adjusted EBITDA	287	250	15%	5%
Adjusted EBITDA margin	48.9%	42.8%

Adjusted earnings per share - diluted	$0.14	$0.09	57%

Free cash flow	55	109	(49%)

Net debt	2,752	5,047	(45%)

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures, and other disclosures regarding non-GAAP financial measures, are provided at the end of this news release

Financial Highlights
Revenue of $587 million, up 1% from $583 million the prior year, primarily driven by:
•3.1% Italy same-store sales and positive mix in the U.S.
•Reduced LMA shortfall and higher pass-through revenue
•Benefit from foreign currency translation
•Higher service revenue amortization related to Italy Lotto license
•U.K. service contract transition

Income from continuing operations was $63 million compared to $8 million in the prior-year period, primarily resulting from:
•Items listed as drivers of change in Adjusted EBITDA below
•Non-cash impact of fluctuations in the EUR/USD exchange rate on debt balances at the Parent
•Reduced provision for income taxes

Adjusted EBITDA increased 15% to $287 million versus $250 million in the prior-year period, mainly due to:
•Key drivers of growth include:
•Profit flow-through of higher Italy same-store sales growth
•OPtiMa cost efficiencies and General & administrative expense recoveries

•Reduced LMA shortfall
•Benefit of foreign currency translation
•Partial offsets to growth include:
•Investments in growth initiatives
•U.K. service contract transition
•Human capital investments tied to retention, execution, and long-term value
•Inflationary pressures on postage & freight and other costs

Diluted income per share from continuing operations was $0.20 compared to diluted loss per share from continuing operations of $0.11 in the prior year. Adjusted diluted earnings per share from continuing operations was $0.14 compared to adjusted diluted income per share from continuing operations of $0.09 in the prior year, primarily driven by higher income from continuing operations.

Net debt was $2.8 billion compared to $2.7 billion at December 31, 2025. Net debt leverage was 2.4x.

Cash and Liquidity Update
Total liquidity was $2.8 billion as of March 31, 2026 with $1.2 billion in unrestricted cash and $1.6 billion in additional borrowing capacity from undrawn credit facilities.

Other Developments
The Company's Board of Directors declared a quarterly cash dividend of $0.23 per common share, with a record date of May 28, 2026 and a payment date of June 11, 2026.

Final Italy Lotto license payment of €1.43 billion or $1.67 billion made in April 2026.

Successfully refinanced revolving credit facility to March 2031, with improved terms, in April 2026.

Financial Outlook
Reaffirming FY’26 revenue and profit outlook:
•Revenue of $2.50 - $2.55 billion
◦Includes more than five percent organic growth; approximately $175 million in incremental Italy Lotto-related service revenue amortization impacts reported growth
◦Adjusted EBITDA of $1.16 - $1.19 billion; revenue growth and OPtiMa savings more than offset approximately $50 million of investments in growth initiatives
•Net cash used in operating activities of approximately $900 million includes €1.43 billion or $1.67 billion related to final Italy Lotto license payment; approximately $750 million in cash from operations excluding Italy Lotto license payment
•Capital expenditures of approximately $450 million - $475 million reflects contractual obligations related to recent contract wins and extensions

Earnings Conference Call and Webcast
May 12, 2026, at 8:00 a.m. EDT

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on Brightstar’s Investor Relations website at www.brightstarlottery.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About Brightstar Lottery PLC

Brightstar Lottery PLC (NYSE: BRSL) is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world’s 10 largest lotteries. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward‑looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward‑looking statements include, but are not limited to, statements regarding Brightstar Lottery PLC’s (the “Company”) future financial and operating performance, strategic priorities and initiatives, business development, capital allocation, liquidity and leverage profile, contract opportunities, digital and iLottery expansion, product development, regulatory matters, and market opportunities. Forward‑looking statements include, without limitation, statements regarding expected or reaffirmed FY’26 revenue, Adjusted EBITDA, cash from operations, capital expenditures, organic growth expectations, as well as assumptions underlying such guidance, anticipated product sales trends, expected benefits from OPtiMa cost‑savings initiatives, anticipated investments in growth initiatives, expected timing and execution of launches and expansions (including the São Paulo launch), anticipated shareholder returns, refinancing activities, and pro forma leverage and liquidity metrics. Forward‑looking statements may be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “may,” “will,” “target,” “project,” “on track,” “reaffirm,” or similar expressions. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, among others: changes in economic, competitive, regulatory, and political conditions; risks related to contract awards, renewals, and execution; reliance on regulatory approvals and timing; risks associated with digital execution, technology initiatives, and product development; inflationary pressures; interest rate and foreign exchange volatility; changes in consumer behavior; capital market conditions; and the risk factors described in the Company’s most recent Annual Report on Form 20‑F and other filings with the SEC. Forward‑looking statements speak only as of the date they are made. Except as required by law, the Company undertakes no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise. Nothing in this release constitutes a profit forecast or should be relied upon as a guarantee of future performance.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBIT margin represents Adjusted EBIT divided by revenue.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess Brightstar's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Brightstar’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP adjustment to certain financial measures that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law.

A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted.

Contact
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data ($ in millions, unless otherwise noted)

				Constant
	Q1'26	Q1'25	Y/Y	Currency
Revenue			Change	Change(1)
Service
Instant ticket & draw wager-based revenue	537	500	7%	—%
U.S. multi-state jackpot wager-based revenue	17	17	2%	2%
Upfront license fee amortization	(101)	(48)	109%	88%
Other	106	89	19%	14%
Total service revenue	558	557	—%	(5%)

Product sales	29	26	12%	9%
Total revenue	587	583	1%	(4%)

Income from continuing operations	63	8	NM
Adjusted EBIT	133	148	(10%)	(18%)
Adjusted EBITDA(1)	287	250	15%	5%

Same-store sales growth (%) at constant currency (wager-based growth) (2)
Global
Instant ticket & draw games	1.2%	(0.1%)
U.S. multi-state jackpots	(0.9%)	(46.1%)
Total	1.1%	(3.8%)

U.S.
Instant ticket & draw games	—%	(1.3%)
U.S. multi-state jackpots	(0.9%)	(46.1%)
Total	—%	(6.9%)

Italy
Instant ticket & draw games	3.1%	(0.7%)

Rest of world
Instant ticket & draw games	5.8%	5.2%

(1) Non-GAAP measure; see disclaimer on page 4 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store sales represents the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

				Constant
	Q1'26	Q1'25	Y/Y	Currency
			Change	Change(1)

Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (2)
Global
Instant ticket & draw games	3.0%	(0.7%)
U.S. multi-state jackpots	2.0%	(46.4%)
Total	3.0%	(3.3%)

U.S.
Instant ticket & draw games	3.1%	(1.6%)
U.S. multi-state jackpots	2.0%	(46.4%)
Total	3.0%	(8.0%)

Italy
Instant ticket & draw games	2.9%	(1.0%)

Rest of world
Instant ticket & draw games	4.2%	5.1%

Revenue (by geography)
U.S. & Canada	281	259	9%	9%
Italy	236	246	(4%)	(14%)
Rest of world	70	79	(11%)	(18%)
Total revenue	587	583	1%	(4%)

(1) Non-GAAP measure; see disclaimer on page 4 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store revenue represents the change in same-store sales net of contract mix

Brightstar Lottery PLC
Condensed Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended
	March 31,
	2026	2025
Service revenue (includes amortization of upfront license fees)	558	557
Product sales	29	26
Total revenue	587	583

Cost of services (excluding Depreciation and amortization)	290	264
Cost of product sales (excluding Depreciation and amortization)	23	20
General and administrative	46	61
Research and development	14	11
Sales and marketing	34	33
Depreciation and amortization	53	54
Interest expense, net	43	46
Foreign exchange (gain) loss, net	(12)	33
Other expense (income), net	4	6
Income before provision for income taxes	92	56
Provision for income taxes	29	48
Income from continuing operations	63	8
Less: Net income attributable to non-controlling interests from continuing operations	26	31
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	37	(23)

Income from discontinued operations	—	52
Less: Net income attributable to non-controlling interests from discontinued operations	—	2
Net income from discontinued operations attributable to Brightstar Lottery PLC	—	50

Net income	63	60
Net income attributable to non-controlling interests	26	33
Net income attributable to Brightstar Lottery PLC	37	27

Per Share Data
Basic: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	0.20	(0.11)
Diluted: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	0.20	(0.11)

Basic: Net income attributable to Brightstar Lottery PLC	0.20	0.13
Diluted: Net income attributable to Brightstar Lottery PLC	0.20	0.13

Weighted-average Shares Outstanding
Basic	186	202
Diluted	187	202

Brightstar Lottery PLC
Condensed Consolidated Balance Sheets
($ in millions)
Unaudited

	March 31,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	1,249	1,446
Restricted cash and cash equivalents	25	54
Trade and other receivables, net	561	526
Inventories, net	125	116
Other current assets	816	193
Total current assets	2,776	2,336
Systems, equipment and other assets related to contracts, net	707	678
Property, plant and equipment, net	89	90
Operating lease right-of-use assets	95	92
Goodwill	2,696	2,707
Intangible assets, net	124	125
Other non-current assets	2,977	3,130
Total non-current assets	6,688	6,822
Total assets	9,464	9,158

Liabilities and shareholders' equity

Liabilities
Current liabilities:
Accounts payable	730	766
Current portion of long-term debt	229	118
Payable to ADM	1,644	1,680
Other current liabilities	544	508
Total current liabilities	3,147	3,072
Long-term debt, less current portion	3,778	4,060
Deferred income taxes	197	208
Operating lease liabilities	75	72
Other non-current liabilities	158	156
Total non-current liabilities	4,208	4,496
Total liabilities	7,356	7,568

Shareholders' Equity
Brightstar Lottery PLC’s shareholders’ equity	848	875
Non-controlling interests	1,260	715
Total shareholders’ equity	2,108	1,590
Total liabilities and shareholders’ equity	9,464	9,158

Brightstar Lottery PLC
Condensed Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended
	March 31,
	2026	2025
Cash flows from operating activities
Net income	63	60
Less: Income from discontinued operations, net of tax	—	52
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Amortization of upfront license fees	101	48
Depreciation & amortization	53	54
Stock-based compensation	7	7
Deferred income taxes	(6)	(18)
Foreign exchange (gain) loss, net	(12)	33
Other non-cash items, net	2	6
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	(43)	51
Inventories	(9)	1
Accounts payable	(5)	(39)
Accrued interest payable	(4)	(25)
Accrued income taxes	30	56
Other assets and liabilities	(11)	2
Net cash provided by operating activities from continuing operations	165	185
Net cash provided by operating activities from discontinued operations	—	55
Net cash provided by operating activities	165	240

Cash flows from investing activities
Capital expenditures	(110)	(76)
Other	—	(2)
Net cash used in investing activities from continuing operations	(110)	(78)
Net cash provided by (used in) investing activities from discontinued operations	24	(39)
Net cash used in investing activities	(86)	(116)

Cash flows from financing activities
Proceeds from long-term debt	—	540
Net repayments of Revolving Credit Facilities	—	(130)
Net payments on financial liabilities	(65)	(77)
Principal payments on long-term debt	(117)	(208)
Repurchases of common stock	(30)	—
Net (repayment of) funds payable and amounts due to others	(30)	(16)
Dividends paid	(42)	(40)
Dividends paid - non-controlling interests	—	(11)
Return of capital - non-controlling interests	(2)	—
Other	(4)	(19)
Net cash (used in) provided by financing activities from continuing operations	(292)	38
Net cash used in financing activities from discontinued operations	—	(133)
Net cash used in financing activities	(292)	(95)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(212)	29
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(14)	19
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,500	775
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,274	823
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	84
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	1,274	739

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	49	72
Income taxes paid	4	9

Brightstar Lottery PLC
Net Debt
($ in millions)
Unaudited

	March 31,	December 31,
	2026	2025
2.375% Senior Secured Euro Notes due April 2028	573	586
5.250% Senior Secured U.S. Dollar Notes due January 2029	747	747
4.250% Senior Secured Euro Notes due March 2030	569	581
5.750% Senior Secured U.S. Dollar Notes due January 2033	744	742
Senior Secured Notes	2,634	2,657

Euro Term Loan Facilities due January 2027	—	234
Euro Term Loan Facilities due September 2030	1,145	1,169
Revolving Credit Facility A due July 2027	—	—
Revolving Credit Facility B due July 2027	—	—
Long-term debt, less current portion	3,778	4,060

Euro Term Loan Facilities due January 2027	229	118
Current portion of long-term debt	229	118

Total debt	4,008	4,178

Less: Cash and cash equivalents	1,249	1,446
Less: Debt issuance costs, net - Revolving Credit Facility A due July 2027	3	4
Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027	4	4
Net debt	2,752	2,723

Note: Net debt is a non-GAAP financial measure

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited, $ in millions)

	For the three months ended March 31,
	2026	2025
Income (loss) from continuing operations	63	8
Provision for income taxes	29	48
Interest expense, net	43	46
Foreign exchange (gain) loss, net	(12)	33
Stock-based compensation	7	7
Other expense, net	4	6
Adjusted EBIT	133	148

Income (loss) from continuing operations	63	8
Provision for income taxes	29	48
Interest expense, net	43	46
Foreign exchange (gain) loss, net	(12)	33
Depreciation	41	45
Amortization - service revenue (1)	101	48
Amortization - non-purchase accounting	10	7
Amortization - purchase accounting	1	2
Stock-based compensation	7	7
Other expense, net	4	6
Adjusted EBITDA	287	250
(1) Includes amortization of upfront license fees

Cash flows from operating activities - continuing operations	165	185
Capital expenditures	(110)	(76)
Free Cash Flow	55	109

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited)

	For the three months ended March 31,
	2026				2025
	Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.20				(0.11)

Adjustments:
Foreign exchange (gain) loss, net	(0.07)	—	(0.07)		0.16	(0.02)	0.18
Amortization - purchase accounting	0.01	—	0.01		0.01	—	0.01
Other (non-recurring adjustments)	—	—	—		0.01	—	0.01
Net adjustments			(0.06)				0.20
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.14				0.09

Reported effective tax rate			31.2%				85.3%
Adjusted effective tax rate			36.4%				47.8%
Adjusted EPS weighted average shares outstanding (in millions)			187	(2)			204	(2)

(1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(2) Includes the dilutive impact of share-based payment awards